SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CytRx Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

232828 30 1

(CUSIP Number)

April 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232828 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The University of Massachusetts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization The Commonwealth of Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,828,359

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,828,359

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,359

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) 00

Item 1.
	(a)	Name of Issuer CytRx Corporation
	(b)	Address of Issuer’s Principal Executive Offices CytRx Corporation 11726 San Vicente Boulevard, Suite 650 Los Angeles, California 90049

Item 2.
	(a)	Name of Person Filing The University of Massachusetts
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of the reporting person is:

The University of Massachusetts
Office of the Treasurer
One Beacon Street, 26th Floor
Boston, Massachusetts 02108

	(c)	Citizenship The University of Massachusetts is an entity created by Massachusetts statute.
	(d)	Title of Class of Securities Common Stock, $.001 par value per share
	(e)	CUSIP Number 232828 30 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable; this statement is filed pursuant to Rule 13d-1(c)
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,828,359 shares of common stock of the Issuer.
(b) Percent of class: The reporting person holds 6.4% (based on 28,458,776 shares of common stock of the Issuer issued and outstanding as of August 29, 2003).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,828,359 shares of common stock of the Issuer.
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 1,828,359 shares of common stock of the Issuer.
(iv) Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group .
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The University of Massachusetts

November 3, 2003
Date

/s/ Stephen W. Lenhardt
Signature

Stephen W. Lenhardt Vice President for Management and Fiscal Affairs and Treasurer
Name/Title